Exhibit 23.2

CONSENT OF EXPERT

We consent to the incorporation by reference in this Registration Statement on Form S-8 for the registration of EnPro Industries, Inc. common stock under the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (formerly known as the EnPro Industries, Inc. Retirement Savings Plan for Hourly Workers) and the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (formerly known as the EnPro Industries, Inc. Retirement Savings Plan for Salaried Workers) of excerpts of our report dated February 2, 2010, with respect to the estimation of the liability of Garlock Sealing Technologies LLC for pending and reasonably estimable unasserted future asbestos claims, which excerpts are included in the Annual Report (Form 10-K) of EnPro Industries, Inc. for the year ended December 31, 2010 and in the Quarterly Reports (Form 10-Q) of EnPro Industries, Inc. for the periods ended March 31 and June 30, 2011.

/s/ Bates White, LLC

Washington, D.C.
December 16, 2011